UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

(Report #2)

Commission File Number 001-35715

JX Luxventure Group Inc.

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

On January 5, 2026, the board of directors (the “Board”) of JX Luxventure Group Inc., a Republic of the Marshall Islands corporation (the “Company”), acting by unanimous consent, in accordance with applicable provisions of the Marshall Island Business Corporations Act (“BCA”) and the Company’s Bylaws, authorized and approved (i) the termination of the Company’s existing JX Luxventure Group Inc. 2022 Equity Incentive Plan, as amended, and (ii) the adoption of the new equity incentive plan, 2026 Equity Incentive Plan (the “2026 Plan”), effective immediately. On the same date, January 5, 2026, the holders of 861,429 shares of common stock, $0.0001 par value per share (the “Common Stock”) of the Company, representing approximately 61% of the total issued and outstanding capital stock of the Company entitled to vote therein, acting by written consent, approved and authorized the terms and provisions of the 2026 Plan, in accordance with the applicable provisions of the BCA and the Company’s Bylaws.

The maximum aggregate number of shares of Common Stock, issuable under the 2026 Plan shall be four million five hundred thousand (4,500,000) shares, subject to adjustments in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends, or other similar events which change the number or kind of shares outstanding.

Pursuant to the terms of the 2026 Plan, the Board shall serve as the “Administrator” as defined in the 2026 Plan and shall have the authority and responsibilities to grant, from time to time, equity awards in the form of incentive share options, non-statutory options, restricted shares, restricted share units, share appreciation rights, performance units and performance shares (collectively, the “Awards”) to directors, officers, key employees, and consultants of the Company or any affiliates of the Company, provided that the incentive share options may be granted only to employees of the Company or its subsidiaries. The Administrator shall have the discretion to make all other determinations necessary or advisable for the administration of the 2026 Plan, including, without limitation, the number of shares of Common Stock subject to each Award, the price to be paid for the shares and the applicable vesting criteria.

The foregoing description is subject to, and qualified in its entirety by the 2026 Plan, filed as Exhibit 10.1 hereto and incorporated herein by reference.

EXHIBIT LIST

Exhibit No.	Description
10.1	2026 Equity Incentive Plan of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2026	JX Luxventure Group Inc.

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

2